Filed by Goldman Sachs Middle Market Lending Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Goldman Sachs Middle Market Lending Corp.

Commission File No. 000-55746

December 2019

Goldman Sachs BDC, Inc. and Goldman Sachs Middle Market Lending Corp. Announce Merger Agreement

MMLC Exit Event FAQ

MMLC Update

Goldman Sachs Middle Market Lending Corp. (“MMLC”) was formed in 2016 and began investing capital in January, 2017. Following the successful deployment of its capital, the Board of Directors of MMLC (the “MMLC Board”) formed a special committee consisting of independent directors of the MMLC Board (the “MMLC Special Committee”) to evaluate a potential exit event for MMLC stockholders, including (1) a listing of its shares of common stock on a national securities exchange, including in connection with an initial public offering, (2) a merger with another entity, including an affiliated company or (3) the sale of all or substantially all of its assets.

As part of this evaluation, the MMLC Special Committee hired Morgan Stanley & Co. LLC to serve as its financial advisor. Following careful analysis, upon the recommendation of the MMLC Special Committee, the MMLC Board determined that a merger with Goldman Sachs BDC, Inc. (“GSBD”) would be in the best interests of MMLC stockholders.

On December 9, 2019, GSBD and MMLC announced that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”), which was unanimously approved by both boards of directors. Under the terms of the Merger Agreement, MMLC shareholders will receive 0.9939 of a GSBD share for each MMLC share they hold. Based on the closing price of GSBD’s common stock on December 6, 2019, this equates to an 11% premium to MMLC’s net asset value as of September 30, 2019.

“When we raised capital privately for MMLC, part of the value proposition was the ability for stockholders to receive a premium valuation relative to book value upon exit, just like investors in our public BDC have enjoyed for many years,” said Brendan McGovern, President and CEO of GSBD and MMLC. “We are pleased that the announced transaction delivers on that objective.”

GSBD/MMLC Merger

Set forth below are answers to frequently asked questions in connection with the proposed merger of GSBD and MMLC (the “Merger”). The questions and answers below highlight only selected information in connection with the Merger. They do not contain all of the information that may be important to you. Please refer to the Merger Agreement, which is filed as Exhibit 2.1 to each of GSBD’s and MMLC’s Form 8-Ks, filed with the Securities and Exchange Commission on December 9, 2019, for additional information. In addition, there will be a preliminary joint proxy statement filed in the coming weeks with additional information on how to vote on the Merger.

GSBD/MMLC Merger	Goldman Sachs Asset Management | 1

FAQ	December 2019

MERGER QUESTIONS

1.	What will MMLC stockholders receive in the Merger?

For each share of MMLC common stock they hold, MMLC shareholders will receive 0.9939 of a share of GSBD common stock (the “Exchange Ratio”). The Exchange Ratio is fixed.

2.	What is the implied valuation for MMLC in the Merger?

Based on the closing price of GSBD’s shares on December 6, 2019, and the exchange ratio of 0.9939, the value for MMLC is approximately $1.0 billion representing an 11% premium to MMLC’s net asset value at September 30, 2019.1

3.	What are the benefits of the Merger to MMLC stockholders?

The MMLC Board and the MMLC Special Committee weighed various benefits and risks, both with respect to the immediate effects of the Merger on MMLC and its stockholders and with respect to the potential benefits that could be experienced by the combined company after the Merger. These potential benefits include, among others:

◾

Premium to MMLC’s Net Asset Value: Under the terms of the Merger Agreement, MMLC stockholders will receive a fixed exchange ratio. Based on the closing price of GSBD’s shares on December 6, 2019, this represents an 11% premium to MMLC’s net asset value at September 30, 2019.

◾	Access to Liquidity: MMLC’s common stock is not currently traded. The Merger would provide for liquidity for MMLC stockholders.

◾

Benefits of Scale: The combination increases the size of MMLC, and is expected to result in benefits of scale, including improved access to diversified funding sources, cost synergies and greater trading liquidity.

◾

Distribution Per Share Accretion: Based on GSBD’s regular quarterly distribution of $0.45 per share, the Merger will result in a higher distribution yield at book value as compared to MMLC’s regular quarterly distribution of $0.43 per share.

4.	What are the benefits of the Merger to GSBD stockholders?

The Board of Directors of GSBD (the “GSBD Board”) formed a special committee consisting of independent directors of the GSBD Board (the “GSBD Special Committee”) to evaluate a potential merger with GSBD. As part of this evaluation, the GSBD Special Committee hired BofA Securities, Inc. to serve as its financial advisor. Following careful analysis, upon the recommendation of the GSBD Special Committee, the GSBD Board determined that a merger with MMLC would be in the best interests of GSBD.

The GSBD Board and the GSBD Special Committee weighed various benefits and risks, both with respect to the immediate effects of the Merger on GSBD and its stockholders and with respect to the potential benefits that could be experienced by the combined company after the Merger. These potential benefits include, among others:

◾	Accretive to GSBD’s Net Asset Value: The merger will result in approximately 5.5% accretion to GSBD’s net asset value per share based on GSBD and MMLC’s net asset values as of September 30, 2019.[2]

◾

Expected to be Accretive to Short and Long-Term NII: GSAM expects the merger to be accretive to GSBD’s net investment income per share both in the short and long-term, reflecting a variable incentive fee cap through 2020 described below, as well as anticipated optimization of the combined company’s capitalization following the close of the transaction.

[1]	Excludes $82.9 million of unfunded capital commitments from MMLC stockholders as of September 30, 2019.
[2]

Based on the fixed exchange ratio of 0.9939 and GSBD’s and MMLC’s respective net asset values as of September 30, 2019, as adjusted for estimated deal related expenses. The actual NAV accretion will be based upon the respective NAVs at the close of the merger, inclusive of certain transaction adjustments resulting from the Merger. Excludes $82.9 million of unfunded capital commitments from MMLC stockholders as of September 30, 2019.

GSBD/MMLC Merger	Goldman Sachs Asset Management | 2

FAQ	December 2019

◾

Benefits of Scale: The combination more than doubles the size of GSBD, and is expected to result in benefits of scale, including improved access to diversified funding sources, cost synergies and greater trading liquidity.

◾	Greater Access to Institutional Bond Market: Increased scale will provide GSBD greater access to the institutional bond market which has greater market depth and a lower cost of capital.

5.	What approvals are required for the Merger to be completed, and what is the expected timing of such approvals?

Consummation of the Merger is subject to certain closing conditions, including receipt of approval from each of the MMLC and GSBD stockholders, regulatory approval and other closing conditions.

The Merger is currently anticipated to close during Q2 2020, subject to the satisfaction of certain closing conditions.

6.	If I am a MMLC stockholder, when will shares of GSBD be delivered?

MMLC stockholders will receive shares of GSBD upon closing of the Merger. GSBD shares issued in the Merger will be subject to a lock-up provision whereby 1/3rd of the shares will become transferrable on each of 90, 180 and 270 days following the closing of the Merger.

7.	Is the Merger expected to be taxable to MMLC stockholders?

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Goldman Sachs does not provide legal, tax or accounting advice. Each prospective investor should obtain independent tax advice based on its particular situation.

SPECIAL MEETING QUESTIONS

1.	If I am a MMLC stockholder, when and how do I vote?

MMLC will host a special meeting of MMLC stockholders to be held at a future date (the “MMLC Special Meeting”). At the MMLC Special Meeting, MMLC stockholders will be asked to adopt the Merger Agreement (the “Merger Proposal”). In connection with the MMLC Special Meeting, a joint proxy statement / prospectus will be mailed to MMLC stockholders. These documents, including proxy instructions and voting instructions, will be provided at a future date. GSAM estimates these documents will be mailed to stockholders in early 2020.

2.	Other than the Merger Proposal, will any other items be considered and voted on at the MMLC Special Meeting?

At the MMLC Special Meeting, in addition to the Merger Proposal, MMLC stockholders will be asked to approve GSBD’s amended and restated certificate of incorporation (the “Charter Amendment”) which will include the lock-up provision whereby 1/3rd of the shares of GSBD common stock received by MMLC stockholders in the Merger will become transferrable on each of 90, 180 and 270 days following the closing of the Merger (the “Charter Amendment Proposal” and together with the Merger Proposal, the “MMLC Proposals”). Both of these proposals are conditioned on each other in order for the Merger Proposal to be approved by MMLC.

3.	What vote is required by MMLC stockholders to approve the MMLC Proposals?

Approval of the Merger Proposal requires the affirmative vote of both (i) the holders of a majority of the outstanding shares of MMLC common stock entitled to vote at the MMLC Special Meeting, and (ii) the holders of a majority of the outstanding shares of MMLC common stock not held by GSAM or its affiliates.

Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of MMLC common stock entitled to vote at the MMLC Special Meeting.

GSBD/MMLC Merger	Goldman Sachs Asset Management | 3

FAQ	December 2019

4.	What will happen if the MMLC Proposals are not approved by the required vote?

If the MMLC Proposals are not approved by the MMLC stockholders by the required vote, then the Merger will not close. MMLC would continue to operate in accordance with its existing agreements. Specifically, MMLC would continue to invest its remaining uncalled capital in accordance with its investment strategy. It is currently expected that upon expiration of the investment period on March 29, 2020, MMLC would begin to recycle any principal received upon the disposition of its investment portfolio into new investments.

If MMLC has not consummated an exit event by September 29, 2023, the MMLC Board (to the extent consistent with its fiduciary duties and subject to any necessary stockholder approvals and applicable requirements of the Investment Company Act and the Code) will meet to consider MMLC’s potential wind down and/or liquidation and dissolution.

The MMLC Proposals, in addition to other Merger-related proposals, are also subject to GSBD stockholder approval.

Please refer to the Merger Agreement, which is filed as Exhibit 2.1 to each of GSBD’s and MMLC’s Form 8-Ks, filed with the Securities and Exchange Commission on December 9, 2019, for additional information.

OTHER QUESTIONS

1.	If I am a MMLC stockholder, does GSAM plan to call my remaining uncalled capital commitments?

Yes. MMLC’s investment period commenced on December 29, 2016. On August 8, 2019, the MMLC Board extended the investment period for one additional six-month period from September 29, 2019 to March 29, 2020.

GSAM expects to call all of MMLC stockholder remaining uncalled capital commitments prior to the end of the investment period and the closing of the Merger.

GSBD/MMLC Merger	Goldman Sachs Asset Management | 4

FAQ	December 2019

ABOUT GOLDMAN SACHS BDC, INC.

Goldman Sachs BDC, Inc. is a specialty finance company that has elected to be regulated as a business development company under the Investment Company Act of 1940. GSBD was formed by The Goldman Sachs Group, Inc. (“Goldman Sachs”) to invest primarily in middle-market companies in the United States, and is externally managed by GSAM, an SEC-registered investment adviser and a wholly-owned subsidiary of Goldman Sachs. GSBD seeks to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, first lien/last-out unitranche and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments. For more information, visit www.goldmansachsbdc.com. Information on the website is not incorporated by reference into this press release and is provided merely for convenience.

ABOUT GOLDMAN SACHS MIDDLE MARKET LENDING CORP.

Goldman Sachs Middle Market Lending Corp. is a specialty finance company that has elected to be regulated as a business development company under the Investment Company Act of 1940. MMLC was formed by Goldman Sachs to invest primarily in middle-market companies in the United States, and is externally managed by GSAM, an SEC-registered investment adviser and a wholly-owned subsidiary of Goldman Sachs. MMLC seeks to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, first lien/last-out unitranche and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “target,” “estimate,” “intend,” “continue,” or “believe” or the negatives thereof or other variations thereon or comparable terminology. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. These statements represent GSBD’s or MMLC’s belief regarding future events that, by their nature, are uncertain and outside of GSBD’s or MMLC’s control. There are likely to be events in the future, however, that we are not able to predict accurately or control. Any forward-looking statement made by us in this press release speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ, possibly materially from our expectations, include, but are not limited to, the ability of the parties to consummate the merger on the expected timeline, or at all, failure of GSBD or MMLC to obtain the requisite stockholder approval for the Proposals (as defined below) as set forth in the Proxy Statement (as defined below), the ability to realize the anticipated benefits of the merger, effects of disruption on the business of GSBD and MMLC from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of GSBD’s common stock on the New York Stock Exchange, the combined company’s plans, expectations, objectives and intentions as a result of the merger, any decision by MMLC to pursue continued operations, any termination of the Merger Agreement, future operating results of GSBD or MMLC, the business prospects of GSBD and MMLC and the prospects of their portfolio companies, actual and potential conflicts of interests with GSAM and other affiliates of Goldman Sachs, general economic and political trends and other factors, the dependence of GSBD’s and MMLC’s future success on the general economy and its effect on the industries in which they invest, future changes in laws or regulations and interpretations thereof, and the risks, uncertainties and other factors we identify in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in filings we make with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement, when such documents become available, and it is not possible for us to predict or identify all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GSBD and MMLC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GSBD and MMLC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GSBD and MMLC and a prospectus of GSBD (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GSBD AND MMLC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GSBD, MMLC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GSBD, from GSBD’s website at http://www.GoldmanSachsBDC.com.

GSBD/MMLC Merger	Goldman Sachs Asset Management | 5

FAQ	December 2019

Participants in the Solicitation

GSBD and MMLC and their respective directors, executive officers and certain other members of management and employees of GSAM and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GSBD and MMLC in connection with the Proposals. Information about the directors and executive officers of GSBD is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 21, 2019. Information about the directors and executive officers of MMLC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019 and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on September 11, 2019. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GSBD and MMLC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

Goldman Sachs BDC, Inc.

Investor Contact: Katherine Schneider, 212-902-3122

Media Contact: Patrick Scanlan, 212-902-6164

Source: Goldman Sachs BDC, Inc.

GSBD/MMLC Merger	Goldman Sachs Asset Management | 6